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                              March 21, 2023

       Linjun Guo
       Chief Executive Officer
       Golden Star Acquisition Corporation
       99 Hudson Street, 5th Floor
       New York, New York 10013

                                                        Re: Golden Star
Acquisition Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 1, 2023
                                                            File No. 333-261569

       Dear Linjun Guo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-1 filed March 1,
2023

       Summary
       Summary of Risk Factors, page 34

   1. We note your response to comment 1. However, it does not appear the disclosure in your summary of risk factors
was revised. Accordingly, in your summary of risk factors, for each of the bulleted
risks identified under the captions "Risks to investors related to our sponsor being
controlled by our chairman and chief executive officer who has significant ties to China and our
executive officers and directors being located in or having
                                                        significant ties to
China" and "Risks Related to Doing Business in the PRC if we were to acquire a Business
based in or controlled by PRC Residents," please revise to include the
 Linjun Guo
Golden Star Acquisition Corporation
March 21, 2023
Page 2
      corresponding page number where the more detailed discussion of each risk may be found in the prospectus.
Risk Factors, page 39

2. Please revise the risk factor on page 51 regarding the excise tax to include in your disclosure, if applicable, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC.
      Describe the risks of the excise tax applying to redemptions in connection with:
          liquidations that are not implemented to fall within the meaning of complete
           liquidation    in Section 331 of the Internal Revenue Code,
          extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
          de-SPACs, depending on the structure of the de-SPAC transaction.

      Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
General

3. Please revise the filing fee table to register all of the ordinary shares underlying the rights included as part of the units.
       Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.



                                                              Sincerely,
FirstName LastNameLinjun Guo
                                                              Division of
Corporation Finance
Comapany NameGolden Star Acquisition Corporation
                                                              Office of Real
Estate & Construction
March 21, 2023 Page 2
cc:       Robert C. Brighton, Jr.
FirstName LastName